Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to this Registration Statement (Form S-3 No. 333-157390) and related Prospectus of Conn’s, Inc. for the registration of $150,000,000 of common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our reports dated March 24, 2009, with respect to the consolidated financial statements and schedule of Conn’s, Inc., and the effectiveness of internal control over financial reporting of Conn’s, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
April 24, 2009